

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 10, 2020

Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **BANK 2019-BNK19**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **File No. 333-226486-07**

Dear Mr. Sfarra:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Troy Stoddard, Wells Fargo
David Burkholder, Cadwalader, Wickersham & Taft LLP